Exhibit (a)(5)(B)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated July 12, 2006, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Mirant Corporation by J.P. Morgan Securities Inc., the dealer manager, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.
Notice of Offer to Purchase for Cash
by
Mirant Corporation
of
Up to 43,000,000 Shares of its Common Stock
at a Purchase Price not greater than $29.00 nor less than $25.75 per Share
     Mirant Corporation, a Delaware corporation (the “Company”), is offering to purchase for cash up to 43,000,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its common stock, par value $0.01 per share (the “common stock”), at a price not greater than $29.00 nor less than $25.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase and related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 21, 2006, UNLESS THE OFFER IS EXTENDED

     The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain conditions set forth in the Offer to

Purchase and the related Letter of Transmittal, including (1) the ability to borrow under the $700 million senior secured amortizing term loan facility to be entered into by our wholly-owned subsidiaries Mirant Sweden International AB (publ), as borrower, and Mirant Asia-Pacific Limited and certain of its subsidiaries, as guarantors (the “Mirant Asia-Pacific Loan Facility”), and (2) the absence of any legal or contractual restrictions that would prevent the distribution to us of approximately $890 million from certain of our subsidiaries, including approximately $175 million and $680 million from Mirant Americas Generation, LLC and Mirant Asia-Pacific Limited, respectively, and the remaining $35 million from various other subsidiaries. These distributions will comprise a portion of the consideration to be paid in the Offer. Approximately $380 million of the distribution by Mirant Asia-Pacific Limited will be comprised of net proceeds from, and currently restricted cash made available upon the consummation of, the Mirant Asia-Pacific Loan Facility. Unless the context otherwise requires, all references to “shares” shall refer to the common stock of the Company.
     Our Board of Directors has approved our making the Offer. However, none of the Company, our Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price or purchase prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender, and the price or prices at which they will tender their shares. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer. The Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer.
     Stockholders desiring to tender shares must either (1) specify that they are willing to sell their shares to the Company at the price determined in the Offer, which will be deemed to be tendered at the minimum price of $25.75 per share (stockholders should understand that this election could result in shares being purchased at the minimum price of $25.75 per share in the Offer) or (2) specify the price, not greater than $29.00 nor less than $25.75 per share, at which they are willing to sell their shares to the Company in the Offer. Stockholders must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.
     On the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, the Company will determine the single per share price, not greater than $29.00 nor less than $25.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. In doing so, the Company will select the lowest purchase price (in multiples of $0.25) within the price range specified above that will allow the Company to buy 43,000,000 shares. If fewer shares are properly tendered, the Company will select the price that will allow it to buy all the shares that are properly tendered and not properly withdrawn before the Expiration Time. All shares the Company acquires in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. The Company will purchase only shares properly tendered and not properly withdrawn before the Expiration Time at prices at or below the purchase price the Company determines. Under no circumstances will the Company pay interest on the purchase price for the shares, regardless of any delay in making payment. Because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares tendered, even if stockholders tendered at or below the purchase price, if more than the number of shares the Company seeks are properly tendered and not properly withdrawn before the Expiration Time. Subject to certain limitations and legal requirements, the Company reserves the right to accept for payment, according to the terms and conditions of this Offer, up to an additional 2% of its outstanding shares (or approximately 6,000,000 shares), as described in Sections 1 and 16 of the Offer to Purchase.
     Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, we (a) will determine the purchase price we will pay for shares properly tendered and not properly withdrawn before the Expiration Time, taking into account the number of shares so tendered and the prices specified by tendering stockholders, and (b) will accept for payment and pay for, and thereby purchase, up to 43,000,000 shares (or such additional number of shares as we may elect to purchase, subject to applicable law) properly tendered at prices at or below the purchase price and not properly withdrawn before the Expiration Time.
     The term “Expiration Time” means 5:00 p.m., New York City time, on August 21, 2006, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.
     Upon the terms and subject to the conditions of the Offer, if more than 43,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) have been properly tendered at prices at or below the purchase price and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered shares on the following basis:
•	first, from all holders of “odd lots” of less than 100 shares who properly tender all their shares at or below the purchase price selected by us, and do not properly withdraw them before the Expiration Time;

•	second, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price and do not properly withdraw them before the Expiration Time, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit the Company to purchase 43,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law), to the extent feasible, by random lot from holders who have conditionally tendered shares for which the condition was not initially satisfied at or below the purchase price. To be eligible for purchase by random lot, stockholders who conditionally tender their shares must have tendered all of their shares.
     For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, shares properly tendered (and not properly withdrawn before the Expiration Time) at or below the purchase price, subject to the “odd lot,” proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to Mellon Investor Services, the Depositary for the Offer, of its acceptance for payment of shares under the Offer. The Company will make payment for shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.
     The Company will return all tendered shares that it has not purchased in the Offer to the tendering stockholders at the Company’s expense promptly after the Expiration Time.
     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the Expiration Time and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration time. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s shares.
     Tenders of shares under the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on September 6, 2006. For such withdrawal to be effective, the Depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares, if different from the name of the person who tendered the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures.
     The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of the Company, Mellon Investor Services, as the Depositary, Innisfree M&A Incorporated, as the Information Agent, J.P. Morgan Securities Inc., as the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     Generally, the receipt of cash by a U.S stockholder in exchange for shares that the stockholder tenders in the Offer will be a taxable event for U.S. federal income tax purposes. A non-U.S. stockholder may be subject to withholding at a rate of 30% on payments received pursuant to the Offer. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.
     Our Board of Directors has adopted a strategic plan to enhance stockholder value, announced on July 11, 2006, pursuant to which the Company will (1) seek to repurchase up to approximately $1.25 billion of its common stock pursuant to the Offer, and (2) commence auction processes to sell the Company’s non-U.S. businesses, which are located in the Philippines and the Caribbean. Certain of these sales will be subject to regulatory and other approvals and consents. In addition, as we generate additional cash through sales of assets, we plan to continue returning cash to our shareholders, while maximizing the value of our net operating loss carryforwards. The planned divestitures of the Philippines and Caribbean businesses would result in these assets being reported as “discontinued operations” beginning in the third quarter of 2006. Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate. We believe that the Offer will provide our stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales, while stockholders who do not tender will increase their percentage ownership in Mirant. Our Board of Directors has determined that in light of the foregoing, the Offer is a prudent use of our financial resources and presents an appropriate balance between meeting the needs of our business and delivering value to our stockholders.

     Assuming that we purchase 43,000,000 shares in the Offer at the purchase price not greater than $29.00 nor less than $25.75 per share, the aggregate purchase price will be between approximately $1.11 billion and $1.25 billion. After the Offer is completed, we believe that our anticipated financial condition, cash flow from operations, proceeds from dispositions and access to capital will allow us adequate financial resources to continue to fund capital expenditures and strategic acquisitions.
     The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Company is mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company’s stockholder list, and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.
     Please direct any questions or requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, please contact the Depositary.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll-free: 877-750-5836
Banks and Brokers call collect: 212-750-5833
The Dealer Manager for the Offer is:
J.P. Morgan Securities Inc.
277 Park Avenue, 9th Floor
New York, NY 10172
Toll-free: 1-877-371-5947
Call Collect: 1-212-622-2922
July 12, 2006